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NEWS                                                              [EL PASO LOGO]
For Immediate Release

EL PASO CORPORATION AMENDS ITS EXCHANGE OFFER FOR 9.00% EQUITY SECURITY UNITS AND EXTENDS EXPIRATION DATE

HOUSTON, DECEMBER 2, 2003--El Paso Corporation today announced that it has amended its exchange offer for its 9.00% Equity Security Units (the "Units") dated October 24, 2003, as amended by the Amended and Restated Confidential Offering Memorandum dated November 19, 2003, and has extended the expiration date of the exchange offer to Tuesday, December 23, 2003. The extension will allow sufficient time for El Paso to disseminate its long-range plan, currently scheduled to be announced December 15, 2003. The offer had previously been scheduled to expire on Wednesday, December 3, 2003.

In accordance with the terms and subject to the amended conditions of the exchange offer, El Paso will offer to exchange for up to 10,350,000 Units validly tendered and not properly withdrawn, (1) 2.5063 shares of its common stock and (2) cash in the amount of $9.70. Fractional shares will not be issued in the exchange. The 10,350,000 Units represent 90 percent of the 11,500,000 Units currently outstanding. If more than 10,350,000 Units are tendered, Units will be accepted on a pro rata basis.

The exchange offer is conditioned upon, among other things, the valid tender of at least 5,750,000 Units, which represents 50 percent of the currently outstanding Units. Completion of the exchange offer is also subject to the nonwaivable condition that the exchange offer not result in the Units being delisted from the NYSE. By offering to exchange for up to 90 percent of the outstanding Units, El Paso will ensure that the Units may still be traded on the NYSE.

The exchange offer is being made pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended.

Each Unit currently consists of a purchase contract to purchase at a price of $50, a maximum of 2.5063 shares of El Paso common stock on August 16, 2005, and a senior note with a principal amount of $50 that is due on August 16, 2007. The senior note


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is pledged to El Paso to secure the holder's obligation to purchase shares of common stock under the purchase contract.

The exchange offer for the Units will expire at 5:00 p.m. New York City time, on December 23, 2003, unless the offer is extended by El Paso (the "expiration date," as the same may be extended). The withdrawal rights will also expire at 5:00 p.m. New York City time on the expiration date.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of El Paso's common stock or Units. The solicitation of offers to exchange Units will only be made pursuant to the Tender Offer Statement (including the Second Amended and Restated Confidential Offering Memorandum, the related Second Amended and Restated Letter of Transmittal and other offer documents), which will be delivered to all of the holders of Units at no expense to them. Holders who wish to tender must submit the GOLD Second Amended and Restated Letter of Transmittal. The GOLD Second Amended and Restated Letter of Transmittal will supersede any previously submitted GRAY or BLUE Letter of Transmittal.

The Tender Offer Statement (including the Second Amended and Restated Confidential Offering Memorandum, the related Second Amended and Restated Letter of Transmittal and all other offer documents when filed with the Securities and Exchange Commission) will also be available for no charge at the Securities and Exchange Commission's Web site at www.sec.gov. The Tender Offer Statement (including the Second Amended and Restated Confidential Offering Memorandum, the related Second Amended and Restated Letter of Transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the exchange offer.

The exchange agent for the exchange offer is The Bank of New York. The information agent for the exchange offer is D.F. King & Co., Inc. Additional information concerning the procedures of the exchange offer and copies of the Second Amended and Restated Confidential Offering Memorandum and related documents, which collectively describe


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the exchange offer in greater detail, may be obtained from D.F. King & Co. at
(212) 269-5550 (banks and brokers) or (800) 431-9633 (all others).

The company's board of directors is not making any recommendation to holders of Units as to whether or not they should tender any Units pursuant to the exchange offer.

El Paso Corporation is the leading provider of natural gas services and the largest pipeline company in North America. The company has core businesses in pipelines, production, and midstream services. Rich in assets, El Paso is committed to developing and delivering new energy supplies and to meeting the growing demand for new energy infrastructure. For more information, visit www.elpaso.com.



CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
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This release includes statements that constitute forward-looking statements. The company has made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release, including, without limitation, the successful implementation of the 2003 operational and financial plan; the successful implementation of the settlement related to the western energy crisis; actions by the credit rating agencies; the successful close of financing transactions; our ability to successfully exit the energy trading business; our ability to divest of certain non-core assets; changes in commodity prices for oil, natural gas, and power; general economic and weather conditions in geographic regions or markets served by El Paso Corporation and its affiliates, or where operations of the company and its affiliates are located; the uncertainties associated with governmental regulation; the uncertainties associated with the outcome of governmental investigations; political and currency risks associated with international operations of the company and its affiliates; inability to realize anticipated synergies and cost savings associated with restructurings and divestitures on a timely basis; difficulty in integration of the operations of previously acquired companies, competition, and other factors described in the company's (and its affiliates') Securities and Exchange Commission filings. While the company makes these statements and projections in good faith, neither the company nor its management can guarantee that anticipated future results will be achieved. Reference must be made to those filings for additional important factors that may affect actual results. The company assumes no obligation to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by the company, whether as a result of new information, future events, or otherwise.

CONTACTS
Investor and Public Relations
Bruce L. Connery, Vice President
Office:  (713) 420-5855
Fax:     (713) 420-4417

Media Relations
Mel Scott, Director
Office:  (713) 420-3039
Fax:     (713) 420-6341

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